Central Puerto S.A.

Avenida Thomas Edison 2701

C1104BAB Buenos Aires

Republic of Argentina

January 30, 2018

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-7553

Attn:	Ms. Mara L. Ransom, Assistant Director
Ms. Katherine Bagley, Staff Attorney

Re:	Central Puerto S.A.
Registration Statement on Form F-1 (File No. 333-222402)

Acceleration Request

Requested Date:  February 1, 2018

Requested Time: 4:00 p.m. Eastern Standard Time

Dear Sirs:

Pursuant to Rule 461 (“Rule 461”) under the Securities Act of 1933, as amended, Central Puerto S.A. (the “Company”) hereby requests that the effectiveness of the above-referenced Registration Statement on Form F-1, as amended (the “Registration Statement”), be accelerated so that it will be declared effective at 4:00 p.m., Eastern Standard Time, on February 1, 2018 (the “Effective Time”), or as soon as possible thereafter. By separate letter, the underwriters of the issuance of the securities being registered join in this request for acceleration.

If there is any change in the acceleration request set forth above, the Company will promptly notify you of the change, in which case the Company may be making an oral request of acceleration of the effectiveness of the Registration Statement in accordance with Rule 461. Such request may be made by an executive officer of the Company or by any attorney from the Company’s U.S. counsel, Cleary Gottlieb Steen & Hamilton LLP.

Please contact Andrés de la Cruz or Emilio Minvielle of Cleary Gottlieb Steen & Hamilton LLP, counsel to the Company, at (212) 225-2000, as soon as the Registration Statement has been declared effective, or if you have any other questions or concerns regarding this matter.

Very truly yours,

CENTRAL PUERTO S.A.

By:	/s/ JOSÉ MANUEL PAZOS
Name: José Manuel Pazos
Title: General Counsel

By:	/s/ JUSTO PEDRO SÁENZ
Name: Justo Pedro Sáenz
Title: Attorney-in-Fact

cc:	Andrés de la Cruz
Emilio Minvielle
.	Cleary Gottlieb Steen & Hamilton LLP